LEAD INVESTOR



Ricky Kirpalani

Mithu and Shammi started their quest from a small 30 seat Indian restaurant in Lagos Nigeria to Musaafer Houston, voted "World's top 100 destinations 2021" by The Time magazine. I have known and watched them for the last 30 years; their dedication, hard work, perseverance and vision accompanied by astute business acumen, gives me immense faith and trust in their abilities. I am truly excited to partner with them in our journey towards becoming a highly acclaimed world-renowned restaurant group.

Invested $100,000 this round

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